

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
INVESTMENT MANAGEMENT

October 18, 2012

David P. Glatz
K&L Gates LLP
70 W. Madison St.
Suite 3100
Chicago, IL 60602

Re: Nuveen Intermediate Duration Municipal Term Fund (the "Fund")
        File Numbers: 333-184034; 811-22752

Dear Mr. Glatz:

        We have reviewed the registration statement on Form N-2 for the Fund, filed on September 21, 2012. The filing was made for the purpose of registering Common Shares of the Fund. Based on our review of the registration statement, we have the following comments. The captions used below correspond to the captions the Fund uses in its registration statement. Please note, however, that the comments we give in one section are applicable to other sections of the registration statement that contain similar disclosure, unless otherwise indicated. All capitalized terms not otherwise defined herein have the meaning given to them in the registration statement.

PROSPECTUS

Cover Page

1. Please include in the first paragraph under "Fund Strategies" the Fund's policy to invest at least 80% of its Managed Assets in municipal securities and other related investments, the income from which is exempt from regular federal income tax.

2. The last sentence of the first paragraph under "Portfolio Contents" states that "[t]he Fund will maintain a leverage adjusted effective duration ranging between 3 and 10 years, after taking into account the effect of optional call provisions of the municipal securities in the Fund's portfolio." Please explain in an appropriate section of the prospectus what is meant by "leverage adjusted effective duration." Please also explain how leverage adjusted effective duration is calculated and how optional call provisions are taken into account.

3. The second sentence of the first paragraph under "Leverage" states that "[t]he Fund may use leverage by issuing preferred shares of beneficial interest ('Preferred Shares') or debt securities or by borrowing money." Please revise the disclosure in this paragraph to make it clear that the Fund plans on issuing preferred shares in the near future.

Prospectus Summary (Pages 1 – 18)

4. The last sentence of the second paragraph under "Fund Strategies" on page 2 states that "[t]he Fund also seeks to reduce the risk of rising interest rates by maintaining a portfolio with an intermediate duration (including the effects of leverage)." Please specify as you do later in the prospectus that the Fund will maintain a leverage adjusted effective duration ranging between 3 and 10 years.

5. The first sentence of the second paragraph under "Portfolio Contents" on page 2 states that "[t]he Fund may invest in various municipal securities, including municipal bonds and notes, other securities issued to finance and refinance public projects, and other related securities and derivative instruments that create exposure to municipal bonds, notes and securities and that provide for the payment of interest income that is exempt from regular federal income tax." Please explain to us how derivatives are counted for purposes of complying with the Fund's 80% test. Does the Fund use notional or market value? Does it depend on type of derivative?

6. The second to last sentence of the second paragraph under "Portfolio Contents" on page 3 states that the Fund may invest in zero coupon bonds. Will the Fund be invested in other original issue discount ("OID") instruments? If so, please disclose that fact in this section. Please also disclose in the appropriate section the following risks created by investing in OID instruments.

    a) The higher interest rates of OID instruments reflect the payment deferral and credit risk associated with them. Investors in the Fund share the risks and rewards of OID and market discount. These risks, however, are not shared by the Investment Adviser, who in the case of payment-in-kind ("PIK") loans, collects higher asset-based fees with no deferral of cash payments and no repayment obligation to the Fund if any of these loans are uncollectible.

    b) OID instruments may have unreliable valuations because their continuing accruals require continuing judgments about the collectability of the deferred payments and the value of any associated collateral.

    c) OID instruments generally represent a significantly higher credit risk than coupon loans.

    d) OID income received by the Fund may create uncertainty about the source of the Fund's cash distributions. For accounting purposes, any cash distributions to shareholders representing OID or market discount income are not treated as coming from paid-in capital, even though the cash to pay them comes from the offering proceeds. Thus, although a distribution of OID or market discount interest comes from the cash invested by shareholders, Section 19(a) of the 1940 Act does not require that shareholders be given notice of this fact by reporting it as a return of capital.

e) In the case of PIK debt, the deferral of PIK interest has the simultaneous effects of increasing the assets under management and increasing the management fee at a compounding rate. In addition, the deferral of PIK interest also reduces the loan-to-value ratio at a compounding rate.

7. The second to last sentence of the second paragraph under "Portfolio Contents" on page 3 states that the Fund may invest in inverse floating rate securities. Please explain to us how the Fund complies with Section 18 of the 1940 Act with respect to its investments in inverse floating rate securities. If segregation of assets is used, please confirm that the municipal bond contributed by the Fund to the trust as collateral when creating the inverse floating rate security is not used as an asset to cover the Fund's obligation.

8. The first sentence of the fifth paragraph under "Portfolio Contents" on page 3 states that "[t]he Fund also may invest in certain derivative instruments in pursuit of its investment objectives." The second sentence states that "[s]uch instruments include financial futures contracts, swap contracts (including interest rate and credit default swaps), options on financial futures, options on swap contracts, or other derivative instruments." Please confirm that the second sentence lists all of the derivatives in which the Fund intends to invest as a principal investment strategy. If the Fund intends to invest in other derivatives as a principal investment strategy, please list these derivatives in this section. See Letter from Barry D. Miller, Associate Director, Office of Legal and Disclosure, Division of Investment Management, to Karrie McMillan, General Counsel, Investment Company Institute, dated July 30, 2010.

9. The third sentence of the second paragraph under "Leverage" on page 6 states that "[b]ased upon current market conditions, it is expected that the Fund's initial effective leverage will be approximately 35% of Managed Assets." Please disclose in this section whether the Fund will wait until it is substantially invested before using "effective leverage."

10. The first sentence of the fourth paragraph under "Leverage" on page 6 states that "[t]he Fund pays a management fee to Nuveen Fund Advisors (which in turn pays a portion of its fee to the Fund's subadviser, Nuveen Asset Management) based on a percentage of Managed Assets." Please confirm to us that the leverage included in the calculation of Managed Assets includes only structural leverage – not Effective Leverage.

11. Will any distributions made by the Fund be a return of capital? If so, please state this fact in the section entitled "Distributions" on page 7. Please also explain in this section that a return of capital reduces the shareholder's tax basis, which will result in higher taxes when the shareholder sells his shares. Also note that this may cause the shareholder to pay taxes even if he sells his shares for less than he originally bought them for.

12. The last sentence of the second paragraph under "Investment Adviser and Subadvisers" on page 8 states that "[a]ccording to Morningstar Fundamental Data, Nuveen Investments is the leading sponsor of closed-end funds with over 115 funds and approximately $53 billion in

closed-end fund assets under management as of June 30, 2012." Please revise this disclosure to include more updated information from Morningstar, if available.

Summary of Fund Expenses (Pages 19 – 20)

13. The first sentence of the first paragraph under "Summary of Fund Expenses" on page 19 states that "[t]he Annual Expenses table below assumes the issuance of Preferred Shares in an aggregate amount equal to [ ]% of the Fund's Managed Assets (assuming an interest rate on Preferred Shares of [ ]%, which is subject to change based on prevailing market conditions), and shows Fund expenses as a percentage of net assets attributable to Common Shares." Please explain to us when and how these numbers will be determined. If the Fund has in mind an approximate date for issuance of the preferred shares, please disclose the date in this section.

The Fund's Investments (Pages 21 – 31)

14. The first sentence of the first paragraph under "Other Policies" on page 23 states that "[d]uring temporary defensive periods or in order to keep the Fund's cash fully invested, including during the period when the net proceeds of this offering are first being invested, the Fund may deviate from its investment policies and objectives." Please include a statement in this section that this may prevent the Fund from achieving its investment objective.

15. The first sentence of the second paragraph under "Other Policies" on page 23 states that "[t]he Fund's policies noted above are not considered to be fundamental by the Fund and can be changed without a vote of the Common Shareholders." The next sentence states that "the Fund's policy that it will invest at least 80% of its Managed Assets in investments the income from which is exempt from regular federal income tax may only be changed by the Board of Trustees following the provision of 60 days' prior written notice to Common Shareholders." Please revise this disclosure to indicate that the Fund's policy that it will invest at least 80% of its Managed Assets in investments the income from which is exempt from regular federal income tax is a fundamental policy that may only be changed with the approval of the Fund's shareholders. See 17 CFR 270.35d-1(a)(4); Investment Company Act Release No. 24828 [*66 FR 8509, 8511 (*Feb. 1, 2001)]; Investment Company Institute (pub. avail. Dec. 4, 2001) (frequently asked questions about rule 35d-1).

Risks (Pages 34 – 45)

16. Under "Ten-Year Term Risk" on page 35, please note that the term of the Fund may be extended for up to one year and describe briefly the circumstances under which this will occur.

Management of the Fund (Pages 46 – 48)

17. The first sentence of the last paragraph prior to "Net Asset Value" on page 48 states that "[t]he basis for the Board of Trustees' initial approval of the Fund's investment management agreement will be provided in the Fund's initial shareholder report." In this section, please provide similar disclosure with respect to approval of the Sub-Advisory Agreement. Please also disclose in this section the period that will be covered by the report.

Description of Shares and Debt (Pages 51 – 54)

18. Please disclose in this section how Common Shares and Preferred Shares will be voted (e.g., one vote per share).

19. The second sentence of the last paragraph under "Common Shares" on page 52 states that "if a Common Shareholder determines to buy additional shares or sell Common Shares already held, the Common Shareholder may conveniently do so by trading on the exchange through a broker or otherwise" (emphasis added). Please delete the word "conveniently" from the sentence and elsewhere where it appears in this context, as it may be misleading if the secondary market for the Fund's shares is illiquid.

STATEMENT OF ADDITIONAL INFORMATION

Investment Restrictions (Pages 6 – 7)

20. Investment Restriction 4 on page 6 states that the Fund will not "[i]nvest more than 25% of its total assets in securities of issuers in any one industry, provided, however, that such limitation shall not apply to municipal securities other than those municipal securities backed only by the assets and revenues of non-governmental users." Please disclose in this section that the Fund's concentration policy will apply to municipal securities if the payment of principal and interest for such securities is derived solely from a specific project, and disclose that in that situation the Fund will consider such municipal securities to be in an industry.

Management of the Fund (Pages 23 – 42)

21. The fifth sentence of the first paragraph under "Compensation" on page 41 states that "[t]he value of the trustee's deferral account at any time is equal to the value that the account would have had if contributions to the account had been invested and reinvested in shares of one or more of the eligible Nuveen Funds." Does the Fund invest the deferred amounts in the eligible Nuveen Funds? If the Fund does not invest the deferred amounts, does this create an unlimited liability for the Fund that depends on the returns of the eligible Nuveen funds and does this effectively create a senior security under Section 18 of the 1940 Act?

22. The second sentence of the second paragraph prior to "Additional Compensation to be Paid by Nuveen Fund Advisors" on page 60 of the prospectus states that "[a]s of the date of this Prospectus, Nuveen Fund Advisors owned 100% of the outstanding Common Shares." In

this or another appropriate section of the SAI, please disclose the state or other jurisdiction under the laws of which Nuveen Fund Advisors is organized. List all parents of Nuveen Fund Advisors. See Item 19.1 of Form N-2.

Portfolio Transactions and Brokerage (Page 47)

23. Please state in this section whether persons acting on behalf of the Fund are authorized to pay a broker a commission in excess of that which another broker might have charged for effecting the same transaction because of the value of brokerage or research services provided by the broker. If applicable, please also explain that research services furnished by brokers through whom the Fund effects securities transactions may be used by the Investment Adviser in servicing all of its accounts and that not all the services may be used by the Investment Adviser in connection with the Fund; or, if other policies or practices are applicable to the Fund with respect to the allocation of research services provided by brokers, concisely explain the policies and practices. Instructions 3 and 4 to Item 21.3. of Form N-2.

Investment Adviser and Subadvisers (Pages 51 – 62)

24. In the second paragraph under "Annual Cash Bonus" on page 45, please indicate whether performance-based compensation will be based on pre-tax or after-tax performance. See Item 21.2 of Form N-2.

25. The first sentence under "Code of Ethics" on page 46 states that "[t]he Fund, Nuveen Fund Advisors, Nuveen Investments, the Fund's subadvisers and other related entities have adopted codes of ethics under Rule 17j-1 under the 1940 Act that essentially prohibit certain of their personnel, including the Fund's portfolio managers, from engaging in personal investments that compete or interfere with, or attempt to take advantage of a client's, including the Fund's, anticipated or actual portfolio transactions, and are designed to assure that the interests of clients, including Fund shareholders, are placed before the interests of personnel in connection with personal investment transactions" (emphasis added). Please either explain in this section what is meant by the word "essentially" or delete it from the sentence.

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You are reminded that the burden of full and fair disclosure rests with each registrant, its counsel, and others engaged in the preparation of the registration statement. As a matter of law, this burden cannot be shifted to the Commission or its staff.

Notwithstanding our comments, please furnish a letter with respect to the Fund acknowledging that:

- the Fund is responsible for the adequacy and accuracy of the disclosure in its filings;

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund from full responsibility for the adequacy and accuracy of the disclosure in the filings;

- the Fund may not assert this action as a defense in any proceeding initiated by the Commission or any person under the Federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statements as confirmation that those requesting acceleration are aware of their respective responsibilities.

Please respond to this letter in the form of a pre-effective amendment for the Fund. Please respond to all comments in this letter in a letter filed in the form of EDGAR correspondence. Where no changes will be made in response to a comment, please so state in your letter and explain the basis for your position. The staff may have further comments after reviewing your responses.

Any questions you may have regarding the above-referenced filings or this letter may be directed to the undersigned at (202) 551-6773.

Sincerely yours,

Kieran G. Brown
Senior Counsel